UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-11

Under the Securities Exchange Act of 1934
(Amendment No. 11)

GULFPORT ENERGY CORPORATION
(Name of issuer)

Common Stock, $.01 Par Value Per Share
(Title of class of securities)

402635-10-6
(CUSIP number)

Arthur H. Amron
Wexford Capital LLC
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, address and telephone number of person authorized to receive notices and communications)

February 5, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule § 240.13d-7

Page 1 of 5 Pages

USIP No. 402635-10-6

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)	CD Holding Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)
	(See Instructions)	(b)
3	SEC Use Only
4	Source of Funds (See Instructions)	AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power (See Item 5 below)	13,724,478
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power (see Item 5 below)	13,724,478

11	Aggregate Amount Beneficially Owned by Each Reporting Person	13,724,478
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	39.0%
14	Type of Reporting Person (See Instructions)	OO

Page 2 of 5 Pages

USIP No. 402635-10-6

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group	(a)
	(See Instructions)	(b)
3	SEC Use Only
4	Source of Funds (See Instructions)	AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	14,535,435
	8	Shared Voting Power (See Item 5 below)	0
	9	Sole Dispositive Power	14,535,435
	10	Shared Dispositive Power (see Item 5 below)	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	14,535,435
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	41.3%
14	Type of Reporting Person (See Instructions)	IN

Page 3 of 5 Pages

This Amendment No. 11 to Schedule 13D modifies and supplements the Schedule 13D (the ‘‘Statement’’) initially filed on July 22, 1997, amended and restated in its entirely by Amendment No. 1 to the Statement filed July 30, 1997, and further amended by Amendment No. [sic] 1 to the Statement filed on June 12, 1998, Amendment No. 3 to the Statement filed on January 21, 1999, Amendment No. 4 to the Statement filed October 20, 1999, Amendment No. 5 to the Statement filed on June 27, 2001, Amendment No. 6 to the Statement filed on April 9, 2002, Amendment No. 7 to the Statement filed on April 29, 2002, Amendment No. 8 to the Statement filed on September 28, 2004, Amendment No. 9 to the Statement filed on March 3, 2005 and Amendment No. 10 to the Statement filed on May 3, 2006 with respect to the common stock, $0.01 par value per share (the ‘‘Common Stock’’), of GULFPORT ENERGY CORPORATION, a Delaware corporation (the ‘‘Company’’). Except to the extent supplemented by the information contained in this Amendment No. 11, the Statement, as amended as provided above, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 5.	Interest in Securities of the Issuer.

Since the date of the last amendment to the Statement filed as aforesaid, the Company effected a public offering of 1,150,000 shares of Common Stock, in which CD Holding Company, LLC purchased an aggregate of 529,000 shares at the public offering price of $11.92 per share.

As result of the foregoing, CD Holding Company, LLC and Charles E. Davidson may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 35,155,232 shares of Common Stock issued and outstanding, which, based upon information and belief, is the number of Shares currently outstanding):

1.	CD HOLDING COMPANY, LLC
	(a)	Aggregate number of shares of Common Stock beneficially owned: Percentage: 39.0%
	(b)	1.	Sole power to vote or to direct vote: -0-
		2.	Shared power to vote or to direct vote: 13,724,478
		3.	Sole power to dispose or to direct the disposition: -0-
		4.	Shared power to dispose or to direct the disposition: 13,724,478
	(c)	Other than as reported above, there were no transactions by CD Holding Company, LLC in connection with the Common Stock during the past 60 days.
	(d)	CD Holding Company, LLC may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
		(e)	Not applicable.
2.	CHARLES E. DAVIDSON
	(a)	Aggregate number of shares of Common Stock beneficially owned: Percentage: 41.3%
	(b)	1.	Sole power to vote or to direct vote: 14,535,435
		2.	Shared power to vote or to direct vote: 0
		3.	Sole power to dispose or to direct the disposition: 14,535,435
		4.	Shared power to dispose or to direct the disposition: 0
	(c)	Other than as reported above, there were no transactions by Mr. Davidson in connection with the Common Stock during the past 60 days.
	(d)	Mr. Davidson may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
	(e)	Not applicable.

Charles E. Davidson may, by reason of his status as manager of CD Holding Company, LLC, be deemed to own beneficially the Common Stock of which CD Holding Company, LLC possesses beneficial ownership.

* * * * *

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2007

CD HOLDING COMPANY, LLC

By:	/s/ Charles E. Davidson
	Name:	Charles E. Davidson
	Title:	Manager

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

Page 5 of 5 Pages